 Exhibit 99.74

Ausenco

CERTIFICATE OF QUALIFIED PERSON

Scott Elfen, P.E.

I, Scott Elfen, P.E., certify that:

1.	I am a Professional Engineer, currently employed as Global Lead Geotechnical Service, with Ausenco Engineering Canada Inc. (Canada), with an office at 855 Homer St, Vancouver, BC V6B 2W2.

2.	This certificate applies to the technical report titled, "Eskay Creek Project NI. 43-701 Technical Report and Prefeasibility Study", (the 'Technical Report"), that has an effective date of 22 July 2021, (the "Effective Date").

3.	I graduated from the University of California Davis with a Bachelor of Civil Engineering degree, with specialization in geotechnical and Hydrology in 1991.

4.	I am a Registered Civil Engineer in the State of California (No. C56527) by exam since 1996 and am also a member of the American Society of Civil Engineers (ASCE), Society for Mining, Metallurgy & Exploration (SME) that are all in good standing.

5.	I have practiced my profession continuously since 1990 and have been involved in: mineral processing and metallurgical testing, metallurgical process plant design and engineering, and metallurgical project evaluations for precious metal, including gold and silver, and base metal projects in Canada and numerous other countries.

6.	I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the technical report that I am responsible for preparing.

7.	I visited the Eskay Creek Project on June 19, 2019, October 27 and 28, 2020 and July 14 and 15, 2021.

8.	I am responsible for sections 1.1, 1.2, 1.16, 1.16.3, 1.19.4, 1.22.4, 1.23.5, 1.24, 1.25, 2.2, 2.3, 2.4, 2.6, 2.8, 2.9, 3, 16.4, 16.4.1, 16.4.2, 16.4.3, 18.5-18.6, 25.16.2.7, 26, and 27 of the Technical Report.

9.	I am independent of Skeena Resources Ltd. ("Skeena") as independence is described by Section 1.5 of the NI 43- 101.

10.	I have had no previous involvement with the Eskay Creek Project.

11.	I have read the NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

12.	As of the Effective Date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: 1 September 2021

"Signed and Sealed"

Scott Elfen, P.E.